

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Howard Millar
Chief Financial Officer
Ryanair Holdings PLC
c/o Ryanair Ltd. Corporate Head Office
Dublin Airport
County Dublin Ireland

>   **Re: Ryanair Holdings PLC**
>   **Form 20-F for Fiscal Year Ended March 31, 2010**
>   **Filed July 20, 2010**
>   **File No. 00-29304**

Dear Mr. Millar:

        We have reviewed your response letter dated February 9, 2011 and have the following comment.

        Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2010

Results of Operations
Maintenance, Materials, and Repairs, page 45

1. We note your response to our prior comment two. You state the remainder of the increase in maintenance expenses in 2010 was attributed in part to costs associated with the increased number of hours flown. Please tell us whether this resulted from obligations under power by the hour maintenance contracts, maintenance reserve obligations with lessors, or otherwise. If you have power by the hour maintenance contracts or maintenance reserve obligations, please describe your accounting to the extent material to your maintenance expenses.

        You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief